Exhibit 99.1

Points International Ltd. to Present at 2nd Annual LD MICRO Conference

TORONTO, November 24, 2009, Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world’s leading loyalty reward solutions provider and owner of the Points.com portal, today announced that CEO, Rob MacLean, will be presenting to the investment community at the 2nd annual LD MICRO Conference on Thursday, December 3rd, at 12:00 P.M. PST at the Luxe Sunset in Los Angeles.

For more information on the list of presenting companies or to register for the event, please visit http://www.ldmicro.com or call (408) 457-1042

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

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Investor relations:

Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453